PANNONPLAST

INDUSTRIES PLC.
Chairperson

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
feher@pannonplast.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 205
Stop 3-9



Budapest, July 17th, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér



Enclosure

File No. 82-4548

Extraordinary announcement

Pannonplast Plc informs its shareholders that by mutual consent the employment status of Vice President Ms. Mária Arany ceased as of 15 July, 2003.
As a consequence of re-organizational changes in the company's management system, Corporate Services department has been wound up with its tasks shared out among central units.
The management of Pannonplast expresses appreciation and thanks to Mária Arany for her work performed with the company.

Budapest, 17 July, 2003

Board of Directors of Pannonplast Plc